UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Digital Domain Media Group, Inc.

File No. 333-174248 - CF#27065

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Digital Domain Media Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from Exhibit 10.48 to a Form S-1 registration statement filed on May 16, 2011, as amended on September 20, 2011.

Based on representations by Digital Domain Media Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.48   through July 7, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel